UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  July 18, 2007

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl-Bosch-Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

                       Indicate by check mark whether the
                          Registrant files or will file
                         annual reports under cover Form
                                20-F or Form 40-F
                              Form 20-F X Form 40-F


                Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .


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July 6, 2007
P 332/07e
Michael Grabicki
Phone:    +49 621 60-99938
Fax:      +49 621 60-92693
michael.grabicki@basf.com

BASF Aktiengesellschaft
67056 Ludwigshafen, Germany
Phone:+49 621 60-0
http://www.basf.com
Corporate Media Relations
Phone: +49 621 60-20916
Fax::    +49 621 60-92693
presse.kontakt@basf.com

BASF Board of Executive Directors:
New team as of 2008

>> Eggert Voscherau, Peter Oakley and Klaus Peter Lobbe to retire
>> Wolfgang Buchele and Harald Schwager appointed to the Board of Executive
   Directors
>> Chief Financial Officer Kurt Bock also appointed new Chairman and CEO of BASF
   Corporation
>> Board responsibilities reassigned for new legal form BASF SE

In its meeting today (July 6, 2007), the Supervisory Board of BASF Aktiengesellschaft, Ludwigshafen, has appointed two new members to the Board of Executive Directors: Dr. Harald Schwager (47) and Dr. Wolfgang Buchele (48). The appointments will take effect on January 1, 2008. In addition, the contracts of two current members of the Board of Executive Directors - Dr. Kurt Bock (49) and Dr. Andreas Kreimeyer (52) - were extended until the Annual Meeting in 2012.

As a result of these changes, the Board of Executive Directors has decided to reassign responsibilities within the Board. Following the transformation of the German BASF Aktiengesellschaft into a European Company, Societas Europaea (BASF
SE), these changes will be made stepwise until the Annual Meeting on April 24, 2008. Effective August 1, 2007, the Board of Executive Directors has appointed Chief Financial Officer Dr. Kurt Bock as Chairman and CEO of BASF Corporation in the United States in addition to his current duties.

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Page 2                                                                 P 332/07e

The new appointments to the Board were necessary due to the retirement of three current members.

Eggert Voscherau (64), who has been a member of the Board of Executive Directors since 1996 and is its Vice Chairman as well as BASF's Industrial Relations Director, will retire following the Annual Meeting on April 24, 2008.

Peter Oakley (54), a member of the Board of Executive Directors since 1998 and responsible for Agricultural Products & Nutrition, Specialty Chemicals Research and BASF Plant Science, will leave the company at his own request to pursue a new business opportunity following the transformation of BASF Aktiengesellschaft into BASF SE.

Klaus Peter Lobbe (61), who has been a member of the Board of Executive Directors since 2002 and is responsible for North America and the Catalysts division as well as being Chairman and CEO of BASF Corporation, Florham Park, New Jersey, will retire from BASF for health reasons, effective July 31, 2007. Chief Financial Officer Kurt Bock will assume Lobbe's U.S.-based responsibilities in addition to his current duties.

Harald Schwager will succeed Voscherau. He is a chemist and has been Verbund Site Manager Ludwigshafen since February 2006. Schwager started work at BASF in 1988 in polypropylene catalyst research. After positions in technical service for polypropylene, and marketing and sales for polyvinyl chloride (PVC), he became head of the Polyvinyl Chloride business unit headquartered in Brussels, Belgium, as well as managing director of the European companies of Solvin S.A. in Brussels. In 2003, he was appointed head of BASF's Inorganics division.

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Page 3                                                                 P 332/07e

Wolfgang Buchele is also a chemist and has been responsible for the Fine Chemicals division since October 2005. He joined BASF as a researcher in 1987 and subsequently headed a research group for industrial catalysts. After working as head of regional marketing for catalysts in Asia and head of global marketing for cosmetics ingredients, he was made responsible for business management Fine Chemicals Europe. Buchele subsequently headed the Eastern Europe, Africa, West Asia regional division before being appointed head of the Performance Chemicals division in 2003. He is a member of the Verbund Site Executives Team in Ludwigshafen.

Outstanding foundation, excellent team

With the new appointments, the number of members of the Board of Executive Directors will be reduced from nine to eight. The responsibilities on the Board will be organized as follows and will be effective at the conclusion of the Annual Meeting on April 24, 2008:

>>   Dr. Jurgen Hambrecht: Chairman of the Board of Executive Directors
>> Dr. Harald Schwager: Human Resources; Verbund Site Management Europe; Engineering; Environment, Safety & Energy
>> Dr. Kurt Bock: Chief Financial Officer; North America; Catalysts; Finance; Information Services
>>   Dr. Martin Brudermuller: Plastics; Asia Pacific
>>   Dr. Wolfgang Buchele: Oil & Gas; Europe; Global Procurement & Logistics

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Page 4                                                                 P 332/07e

>> Dr. Andreas Kreimeyer: Research Executive Director; Chemicals; Chemicals Research & Engineering
>> Dr. Stefan Marcinowski: Agricultural Products & Nutrition; South America; Specialty Chemicals Research, BASF Plant Science GmbH
>>   Dr. John Feldmann: Performance Products; Polymer Research

"Our new colleagues on the Board add strength to an excellent team with ambitious plans," said Chairman of the Board of Executive Directors Dr. Jurgen Hambrecht. "In view of the transformation of BASF from a German Aktiengesellschaft into a European Company it is necessary to appoint the Board of Executive Directors as early as possible and involve the team members in the reorganization process. In recent years, we have laid an outstanding foundation on which to build our future success. I would like to thank my colleagues who are retiring for their exceptional achievements in increasing the value and reputation of BASF, and I wish all team members every success with their new responsibilities."

Note to Editors:
You can download press photos at www.basf.de/pressphotos under the keyword "Board of Executive Directors."

BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's high-value products and intelligent system solutions help its customers to be more successful. BASF develops new technologies and uses them to meet the challenges of the future and open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. BASF has approximately 95,000 employees and posted sales of (euro)52.6 billion in 2006. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London
(BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          BASF Aktiengesellschaft

July 18, 2007                     By: /s/ Elisabeth Schick
                                          ------------------------------------
                                          Name:  Elisabeth Schick
                                          Title: Director Site Communications
                                                 Ludwigshafen and Europe


                                          By: /s/ Christian Schubert
                                          ------------------------------------
                                          Name:  Christian Schubert
                                          Title: Director Corporate
                                                 Communications BASF Group